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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 11)*

Under the Securities Exchange Act of 1934

United Park City Mines Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

911315109
(CUSIP Number)

Joseph S. Lesser
Loeb Investors Co. XL
521 5th Avenue
New York, NY 10175
(212) 883-0363
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. Sec.240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. Sec.240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (03-00) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Loeb Investors Co. XL

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

    N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    N/A

6. Citizenship or Place of Organization

    New York

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	0 2,185,933 0 2,722,786
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

      83.8%

14. Type of Reporting Person (See Instructions)

      PN

CUSIP No.  911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Joseph S. Lesser, Managing General Partner of Loeb Investors Co. XL

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	0 2,185,933 0 2,722,786
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

      2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

      83.8%

14. Type of Reporting Person (See Instructions)

      PN

Item 1. Security and Issuer

This Amendment No. 11 further amends the Schedule 13D Statement dated November 17, 1997, as previously amended, filed by Loeb Investors Co. XL ("Loeb Investors" or the "Reporting Person"). It reflects the transaction described in Item 4 below.

The name of the issuer is United Park City Mines Company (the "Company"). The address of the Company's principal executive offices is P.O. Box 1450, Park City, UT 84060. The title of the class of the issuers securities constituting a group is common stock, par value $0.01.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

The Reporting Person entered into a Stock Purchase Agreement (the "Agreement") by and among the Reporting Person, other selling stockholders, the Company and Capital Growth Partners, LLC ("CGP") for the sale of shares of the Company's common stock owned by the Reporting Person to CGP and which are being reported on this Schedule 13D (the "Shares"). The Shares will be transferred if the closing of the Agreement is effected. If the sale is consummated, the Reporting Person is unaware of CGP's plans or proposals regarding the Shares.

Except as described above, as of the date of this Schedule 13D, the Reporting Person has no present plans or proposals of a type requiring disclosure under Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

ITEM 5(A) AND 5(B): According to information provided to the Reporting Person by Equiserve, the transfer agent for the Company's common stock, as of February 8, 2002, the total number of shares of the Company's common stock outstanding was 3,249,423. As of the date of the Agreement, the Reporting Person beneficially owned an aggregate of 2,722,786 shares of the Company's common stock, or 83.8% of the outstanding shares, of which 1,805,007.6 are being sold pursuant to the Agreement. Of the 1,805,007.6 shares being sold, the Reporting Person holds of record 1,268,154.6 shares. The remaining balance of 536,853 shares are held of record by other selling stockholders as described below. The Reporting Person holds of record an additional 917,778.5 shares, which are not being sold pursuant to the Agreement.

The holders of record of 536,853 shares of the Company, referred to above, are Tivoli Partners LP, Peter I. Kenner, Peter Kenner Cust FBO Nicholas Kenner, IRA FBO Peter I. Kenner, Katherine Irene Kenner Trust, Peter Kenner Cust FBO Katherine I. Kenner, P. Kenner & B. Kenner Trust, Peter Kenner Annuity Trust, Labrador Partners L.P., Eileen Farley, Eileen Farley Trust, John Farley Trust, J. C. Walter, T. Y. Wong Foundation, Trust f/b/o John S. Farley and Trust f/b/o Grace Farley, which are parties to the Agreement.

The number of shares of the Company's common stock and percentages of the outstanding shares of the Company's common stock beneficially owned by the Reporting Person (including the shares referred to in paragraph (c) of this Item 5) are as follows:

Loeb Investors Co. XL: 2,722,786, or 83.8% of the shares outstanding

Joseph S. Lesser, Managing General Partner of Loeb Investors Co. XL: 2,722,786, or 83.8% of the shares outstanding.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Person and Joseph S. Lesser, Managing General Partner of Loeb Investors Co. XL, disclaim beneficial ownership of the shares being reported on this Schedule 13D other than 2,185,933 shares which are held of record by Loeb Investors Co. XL, of which 1,268,154.6 are being sold pursuant to the Agreement.

ITEM 5(C): The Reporting Person entered into the Agreement for the sale of the Shares. The Shares will be transferred if the closing of the Agreement is effected.

ITEM 5(D): N/A

ITEM 5(E): As of the date of the Agreement, in the aggregate, the Reporting Person remained the beneficial owner of more than five percent of the Company's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Agreement described in Item 4, the Reporting Person does not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
A*	Stock Purchase Agreement between the Reporting Person, other selling stockholders, the Company and CGP.

* Previously filed as Exhibit 10.1 to the Current Report on Form 8-K for United Park City Mines Company on February 22, 2002 (SEC File # 001-03753).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2002

By:   /s/ Joseph S. Lesser_______________
        Joseph S. Lesser, as individual and as
        Managing Partner of Loeb Investors Co. XL

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
A*	Stock Purchase Agreement between the Reporting Person, other selling stockholders, the Company and CGP.

* Previously filed as Exhibit 10.1 to the Current Report on Form 8-K for United Park City Mines Company on February 22, 2002 (SEC File # 001-03753).